UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No 1)1

QUAMTEL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74760P 10 9

(CUSIP Number)

Ronald L. Brown, Esq.

Andrews Kurth LLP
1717 Main Street, Suite 3700

Dallas, Texas 75201

(214) 659-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74760P 10 9                                                     13D                                                     Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) eTelTec, Inc. EIN – 27-0624672
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☑
(b)		9

3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
9

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,425,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,425,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,425,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
9

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 74760P 10 9                                                     13D                                                     Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gladys Perez
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☑
(b)		9

3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
9

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,425,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,425,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,625,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
9

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 74760P 10 9                                                     13D                                                     Page 4 of 10 Pages

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

ITEM 1.

Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Quamtel, Inc., formerly known as Atomic Guppy, Inc., a Nevada corporation (the “Issuer”) and is being filed by eTelTec, Inc., a Florida corporation (the “Reporting Person”). The Issuer’s principal executive offices are located at 135 Weston Rd., Suite 326, Weston, Florida 33326.

ITEM 2.

Identity and Background. – No change.

ITEM 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 10,425,000 shares (the “Shares”) of the Issuer’s Common Stock.  On September 8, 2009, the Issuer effected a one-for-ten reverse split of the common shares, reducing the number of shares owned from 142,500,000 to 14,250,000 shares. On September 14, 2009, Reporting Person closed the sale of 3,625,000 shares to Gilder Funding Corporation, pursuant to an Agreement dated August 30, 2009.  Reporting Person also transferred 200,000 shares to a finder in the transaction.

ITEM 4.

Purpose of Transaction.

Reporting Person sold the block of its common shares to Gilder Funding Corporation in order to bring a financial partner into the ownership structure of the Issuer.  The proceeds from the sale of the shares will be paid in two installments on September 14 and October 14, 2009.  The proceeds from such sale will be contributed to the capital of the Issuer in respect of the remaining shares owned by Reporting Person in order to provide funds for working capital.

ITEM 5.

Interests in Securities of the Issuer.

(a)

Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 10,425,000 shares of Common Stock of the Issuer, representing approximately 63.3% of the class.

(b)

Power to Vote and Dispose.  No change.

(c)

Transactions Within the Past 60 Days.  Except as noted herein and in the reporting Person’s original Schedule 13D, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)

Certain Rights of Other Persons.  Not applicable.

(e)

Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.

Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

No change.

ITEM 7.

Material to be Filed as Exhibits.

No.	Document
1	Stock Purchase Agreement

CUSIP No. 74760P 10 9                                                     13D                                                     Page 5 of 10 Pages

SIGNATURE

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: September 16, 2009

eTelTec, Inc.

By:	/s/ Gladys Perez
Gladys Perez, President

Attention:  Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document
1	Stock Purchase Agreement

Exhibit 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, made and entered into as of August 30, 2009 by and between Gilder Funding Corporation. (hereinafter together referred to as the “Buyer”) and ETELTEC, INC (the “Seller”).

W I T N E S S E T H:

WHEREAS, the Seller is the holder of shares of the outstanding common stock of QuamTel, Inc., a Texas corporation “AKA” Atomic Guppy ATGU.OB (the “Company); and

WHEREAS, the Seller desires to sell 3,625,000 (Post September-09 Split) of such shares (referred to hereinafter as the “Shares”) to Buyer and Buyer desires to purchase the Shares on the terms and subject to the conditions set forth herein;

NOW THEREFORE, in consideration of the premises and the mutual covenants set forth below and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto do hereby agree as follows:

I.

PURCHASE AND SALE OF SHARES

SECTION 1.01

Purchase and Sale of Shares.  Subject to the terms and conditions set forth herein, effective immediately upon the execution hereof, Seller shall sell to the Buyer, and the Buyer shall purchase from Seller the Shares. Seller shall transfer all of its right, title, and interest in and to the Shares being conveyed by it to Buyer free and clear of any lien, security interest, or other encumbrance of any nature and free of any claim by any person or entity to or against the Shares.

SECTION 1.02

Purchase Price.  The purchase price of the Shares (hereinafter referred to as the “Purchase Price”) shall be the cash sum of $700,000 of which $350,000 shall be paid on or before September 14th 2009 by wire transfer or check to the account specified by Seller on Exhibit A, and $350,000 shall be paid by wire transfer or check on or before October 14th 2009 to the same account. If for ANY reason the second tranche in the cash sum of $350,000 is not received then the first tranche of $350,000 will be considered the total investment and then the price per share price for the first tranche will be increased to $1.00 per share and any “additional” or “extra” shares that were issued will be due to be immediately returned to eTelTec, Inc.,

SECTION 1.03

Deliveries.  Upon execution of this Agreement, Seller shall deliver to Buyer certificates representing the Shares, duly endorsed for transfer, and Buyer shall deliver to Seller the portion of the Purchase Price described in Section 1.02.

II.

REPRESENTATIONS AND WARRANTIES OF THE SELLER

SECTION 2.01

Brokers.  Seller has not made any agreement or arrangement which would result in any broker, finder, agent or other person or entity having any claim for any fee, commission, or payment against Buyer or the Company in connection with the negotiation or execution of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 2.02

Ownership of Shares.  Seller is the record and beneficial owner of all of the Shares and has good and valid title to such Shares free and clear of any lien, security interest, or other encumbrance of any nature and free of any claim by any person or entity to or against such Shares.  Such Shares are not subject to any option, right, proxy, voting agreement, voting trust, or any other agreement, understanding, or arrangement affecting the Shares.

SECTION 2.03

Authorization, etc.  Seller has the power, authority, and capacity to enter into this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  The execution and delivery by Seller of, and the performance by Seller of his

1

obligations under, this Agreement will not contravene any provision of applicable law, or any agreement or other instrument binding upon Seller or to which the Shares are subject, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by Seller of his obligations under this Agreement.

SECTION 2.04

No Consent Required.  No consent, approval, order or authorization of, or registration, declaration or filing with any governmental or public body or authority or other party on the part of Seller is required for such Seller to execute and deliver this Agreement and perform its obligations hereunder.

III.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to, and agrees with, the Seller as follows:

SECTION 3.01

Brokers.  Buyer has not made any agreement or arrangement which would result in any broker, finder, agent or other person or entity having any claim for any fee, commission, or payment against Seller in connection with the negotiation or execution of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 3.02

Authorization, etc.  Buyer has the power, authority, and capacity to enter into this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly executed and delivered by Buyer.

SECTION 3.03

No Consent Required.  No consent, approval, order or authorization of, or registration, declaration or filing with any governmental or public body or authority is required for Buyer to execute and deliver this Agreement and perform its obligations hereunder.

SECTION 3.04

Disclosure of Information.  Buyer acknowledges that it has been furnished with information regarding the Company and its business, assets, results of operations, and financial condition to allow Buyer to make an informed decision regarding an investment in the Shares.  Buyer represents that it has had an opportunity to ask questions of and receive answers from the Company regarding the Company and its business, assets, results of operation, and financial condition.

SECTION 3.05

Investment Intent.  Buyer is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof in violation of any U.S. federal or state securities laws.

SECTION 3.06

Restricted Securities.  Buyer understands that the Shares have not been registered pursuant to the Securities Act or any applicable state securities laws, that the Shares will be characterized as “restricted securities” under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

SECTION 3.07

Legend. It is agreed and understood by Buyer that the Certificates representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION ACCOMPANIED BY AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

SECTION 3.08

Opinion Letter. The companies council will at no cost to buyer render the appropriate opinion letter 12 months after purchase

2

IV.

MISCELLANEOUS

SECTION 4.01

Survival of Agreements.  All covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the sale and delivery of the Shares pursuant hereto for a period until 90 days following the receipt by the Company of its next audited financial statements.

SECTION 4.02

Parties in Interest.  All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

SECTION 4.03

LAW GOVERNING.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF FLORIDA.

SECTION 4.04

Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified or amended except in writing.

SECTION 4.05

Time.  Time is of the essence of this Agreement.

IN WITNESS WHEREOF, each of the Seller and the Buyer has executed this Agreement or caused this Agreement to be executed on its behalf by its duly authorized representative, as of the day and year first above written.

SELLER:
ETELTEC, Inc.

/s/ Gladys Perez
Name: Gladys Perez, President

BUYER:
Gilder Funding Corporation

By:	/s/ Warren Gilbert
Name: Warren Gilbert / President

3

EXHIBIT A

WIRE TRANSFER INSTRUCTIONS

Redacted for security

A-1